Alamos Gold Inc.

Suite 2010,120 Adelaide Street West

Toronto, Ontario

Canada    M5H 1T1

 Telephone: (416) 368-9932

 Facsimile: (416) 368-2934

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX Venture)

Thursday, April 13, 2006	For Immediate Release

Alamos Gold Inc. Reports Warrants Exercised

Toronto, Ontario - Alamos Gold Inc (“Alamos”) (TSX: AGI) announces that all outstanding share purchase warrants exercisable at CDN$3.50 due to expire April 8, 2006 have been fully exercised for common shares. Since January 1, 2006, Alamos has received CDN$15.4 million from the exercise of these warrants. An additional CDN$2.0 million was received from the exercise of another warrant at CDN$5.80. Alamos has no further warrants outstanding.

Alamos is currently well-funded with US$17 million cash on hand, including US$2 million in cash set aside to pay interest on the outstanding convertible debentures.  In addition, Alamos has US$10 million in undrawn credit lines.

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in Alamos periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.